SCHEDULE A

Transactions in the shares of Common Stock

Shares of Common Stock Sold	Price Per Share ($)(1)		Date of Sale
6,226	$47.78	(2)	12/08/2025
8,000	$48.10	(3)	12/09/2025
8,000	$48.00	(4)	12/10/2025

[1]	The prices reported in this column are weighted average prices.

[2]	The shares were sold in multiple transactions at prices ranging from $47.73 to $47.87, inclusive.

[3]	The shares were sold in multiple transactions at prices ranging from $48.00 to $48.25, inclusive.

[4]	The shares were sold in multiple transactions at prices ranging from $47.99 to $48.10, inclusive.